
05006927


Multimedia

March 30, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the suspension of the Company's shareholders' meeting scheduled for March 30, 2005.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dw 3/31

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL



Multimedia

RELEASE

PT Multimedia announces the suspension of the General Meeting

Lisbon, Portugal, 30 March 2005 – PT-Multimédia, SGPS, S.A. ("PT Multimedia") announces that the Annual General Meeting started today was suspended, following the proposal of Portugal Telecom, SGPS, S.A. (PT), the majority shareholder of PT Multimedia. This proposal was presented following a request by the Portuguese Government, the holder of PT A shares, in order to allow for an additional period for further analysis of the proposals presented and related documentation.

With the approval of this proposal, the Annual General Meeting was suspended until 28 April 2005 at 10 a.m.

Shareholders of PT Multimedia that had locked their shares to participate in the Annual General Meeting, may unlock such shares. In order to participate in the continuation of the Annual General Meeting, shareholders must provide evidence of the ownership of their shares, with the corresponding lockup of such shares, by 13 April 2005.

Contacts: Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.